UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-35224

Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen, 518000

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒           Form 40-F     ☐

Exhibit Index

Exhibit 99.1—Press Release—Xunlei Announces Unaudited Financial Results for the Second Quarter Ended June 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

Date: August 13, 2024